STANDARD & POOR'S
Ratings Services
55 Water Street
New York, New York  10041-0003


                          June 11, 2009



Jason T. Henry
Senior Vice President
First Trust Portfolios L.P.
120 E. Liberty Drive, Suite 400
Wheaton, Illinois  60187


   Re:  The First Trust GNMA Reinvestment Income Trust "GRIT",
                           Series 106

Gentlemen:

     Pursuant to your request for a Standard & Poor's rating on the on the Trust, SEC# 333-156470, we have reviewed the information presented to us and have assigned a fund credit quality rating of 'AAAf' rating to the Trust. The credit quality rating reflects the Trust's protection against losses from credit defaults and the credit quality of the Trust's eligible investments and counterparties. Standard & Poor's credit quality rating scale ranges from 'AAAf' (extremely strong protection against losses from credit defaults) to 'CCCf' (extremely vulnerable to losses from credit defaults). Trusts rated 'AAAf' provide extremely strong protection against losses from credit defaults.

     Please note that a condition for maintaining the rating is your submission of updated or annual information on the portfolio holdings/schedule of investments. In addition, the following information should be sent to Standard & Poor's as it becomes available: reports to shareholders and the SEC; notification of changes in the board of directors, senior management, investment advisor or sponsor; updated prospectus & SAIs, annual reports and press releases. Any information regarding material changes or significant ongoing analysis should also be provided. Finally, Standard & Poor's reserves the right to request further information, if necessary, in order to review the rating. Please send all reports to:

                 Standard & Poor's Rating Group
                 Financial Services-Fund Ratings Surveillance
                 55 Water Street, 33rd Floor
                 New York, New York  10041
                 Attn:  Fund Ratings Group


     Standard & Poor's relies on the issuer and its counsel, accountants and other experts for the accuracy and completeness of the information submitted in connection with the rating. The absence of this information may result in the withdrawal of our rating.

     This letter constitutes Standard & Poor's permission to you to disseminate the above-assigned rating to interested parties. You understand that Standard & Poor's has not consented to, and will not consent to, being named an "expert" under U.S. securities laws, including without limitation, Section 7 of the U.S. Securities Act of 1933. In addition, it should be understood that the rating is not a "market" rating nor a recommendation to buy, hold or sell the securities. Standard & Poor's reserves the right to advise its own clients, subscribers, of the rating.

     We are pleased to have had the opportunity to be of service to you. As discussed, there is a yearly fee for analytical work performed in maintaining the rating. If we can be of further help, please do not hesitate to call upon us.

                                Sincerely,


                                Standard & Poor's

                                Standard & Poor's Rating
                                  Services, a division of the
                                  McGraw-Hill Companies